Mail Stop 0306



March 8, 2006




Mr. Howard Solovei
Chief Financial Officer
Intraop Medical Corporation
570 Del Rey Avenue
Sunnyvale, CA 94086

	RE:	Intraop Medical Corporation
		Form 10-KSB for the fiscal year ended September 30, 2005
		Filed December 29, 2005
		File No. 000-49735

Dear Mr. Solovei:

In connection with our financial statement only review of Intraop
Medical Corporation`s Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Refer to our prior comments 2 and 3. We have read your responses to our prior comments and have the following additional comments:

1. We note Section 5(b) of the 7% Convertible Debenture Agreement filed as Exhibit 4.2 to your Form 8-K dated August 31, 2005 outlines a make-hold provision that does not appear to meet the standard anti-dilution provisions outlined in EITF 05-2. As a result, it does not appear that the convertible debentures are conventional convertible pursuant to EITF 00-19. We note that the adjustments to the conversion price, in that instance, do not result from an equity restructuring transaction as defined SFAS 123. Please

(a) Tell us how you considered that provision in reaching your conclusion that the debt was conventional convertible, or revise your analysis accordingly.
(b) Tell us how, if any, a conclusion that the debt is not conventional convertible would impact the results of your analysis concerning the bifurcation and accounting of the embedded conversion feature of the debt.
(c) Revise your future filings to clearly describe the conditions that could cause the conversion rate to be adjusted.

2. Revise the notes to your financial statements in your future filings to provide clear disclosure of accounting policy and view taken under EITF 05-04, including accounting for the registration rights agreements as derivative liabilities. Future filings should also include full disclosure of the significant terms of the registration rights agreement, the method used to value the derivative as well as the value at inception and as of the end of each reporting period. If zero, your revised disclosure should indicate why.

3. Revise the critical accounting estimates section of Management`s
Discussion and Analysis in your future filings to clearly disclose the methodology and significant estimates/assumptions used to value the derivative. If currently valued at zero, then explain why and tell investors how this could be different given different assumptions. In light of the on-going discussions surrounding EITF
05-04, please also include a clear discussion of the status of EITF
05-04 and the possible implications if a later consensus would require the registration rights to be considered as part of the debt and/or warrant agreements in Management`s Discussion and Analysis as well as your critical accounting estimates section of your future filings.

4. Tell us how you considered the registration rights included as part of the terms of the warrants granted to Stonegate in the analysis you performed to determine the appropriate classification of the warrants as equity or liability. We note that the warrant agreement grants to Stonegate registration rights identical to those that are granted to the purchasers in the placement. We also note that the placement agreement itself states that the "terms of the placement shall be set forth in subscription documents, including any stock purchase or subscription agreements, escrow agreement, registration rights agreements, warrant agreement..." Please explain your rationale for applying View C expressed in EITF 05-04 to this warrant agreement. We may have further comments after reviewing your response.

5. Finally, revise the risk factors and other sections of your Form
SB-2 filed January 25, 2006 to include discussions of the matters addressed in our above comments.



      	As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3603
with any other questions. In this regard, do not hesitate to contact
Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

							Sincerely,



							Jay Webb
							Reviewing Accountant

Howard Solovei
Intraop Medical Corporation
March 8, 2006
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